September 9,
2005


Mail Stop 4561

Peter Russo
111 North Branch Street
Sellersville, PA  18960

      Re:	Delta Mutual, Inc.
		Form 10-KSB for the year ended December 31, 2004
	Forms 10-QSB for the quarters ended March 31, 2005 and June
30,
2005
		File No. 000-30563

Dear Mr. Russo:

      We have reviewed your above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      In our comments, we ask you to provide us information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB

Balance Sheet, page F-2

1. We note that the company has capitalized $170,000 in construction costs. Explain to us the nature of these costs and refer us to the
GAAP literature that supports the capitalization of these costs.


Note 1 Description of Business and Summary of Significant
Accounting
Policies

Evaluation of Long-Lived Assets, page F-11

2. Tell us how you considered paragraph 7 of SFAS 144 in assessing long-lived assets for impairment based on the "present value" of the related estimated future cash flows. Separately, explain to us your impairment policy for properties to be held and used and for properties held for sale.

Note 5 Investment In Joint Ventures, pages F-18 - F-19

3. Please tell us you interest ownership in Delta-Envirotech, Inc. and explain what effective control means as disclosed in note 5b.
Refer us to the accounting literature that you relied on for, and explain how it supports, your consolidation of this entity.

Note 6 - Convertible Debt, pages F-19 - F-20

4. Please provide us with your calculation of the intrinsic value of the embedded beneficial conversion option within the convertible debt. Also, explain to us your basis for the amortization period of the intrinsic value of the beneficial conversion feature. Refer to APB 14, EITF 98-5 and EITF 00-27.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Yolanda Crittendon, Staff Accountant, at
(202)
551-3472 or the undersigned at (202) 551-3414 if you have questions.




							Sincerely,



            Jorge Bonilla
      Senior Staff Accountant




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Peter Russo
Delta Mutual, Inc.
September 9, 2005
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